

June 26, 2013

<u>Via E-mail</u>
Mr. Carlos De la Torre
President
Swingplane Ventures, Inc.
Alcantara 200, piso 6
Las Condes, Santiago
Chile

      Re: **Swingplane Ventures, Inc.**
              Form 8-K
              Filed February 25, 2013
              Form 10-Q for Quarterly Period Ended March 31, 2013
              Filed May 20, 2013
              File No. 000-54571

Dear Mr. De la Torre:

We issued comments to you on the above captioned filings on May 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 11, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 if you have any questions.

           Sincerely,

           /s/ Pamela Howell
           for

           John Reynolds
           Assistant Director